Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	June 18, 2013
For Immediate Release	NR#13-04

MAG SILVER REPORTS VOTING RESULTS FROM ITS
ANNUAL GENERAL AND SPECIAL MEETING

Vancouver, BC -- MAG Silver Corp. (TSX:MAG; NYSE MKT:MVG) (“MAG” or the “Company”) announced that the nominees listed in the management information circular for the 2013 Annual General and Special Meeting of Shareholders held on June 18, 2013 were re-elected as directors of MAG.  MAG’s shareholders also re-appointed Deloitte and Touche LLP as the Company’s auditor and approved the continuation of the Company’s Shareholder Rights Plan.  Detailed results of the vote for the election of directors held at the Annual General and Special Meeting are set out below.

Nominee	Total Votes Cast	Votes For	% For	Votes Withheld	% Withheld
Daniel T. MacInnis	33,695,642	30,061,401	89.21	3,634,241	10.79
Jonathan A. Rubenstein	33,695,642	29,927,439	88.82	3,768,203	11.18
Eric H. Carlson	33,695,642	30,049,696	89.18	3,645,946	10.82
Richard M. Colterjohn	33,695,642	33,594,943	99.70	100,699	0.30
Derek C. White	33,695,642	29,993,920	89.01	3,701,722	10.99
Peter K. Megaw	33,695,642	25,351,021	75.24	8,344,621	24.76
Frank R. Hallam	33,695,642	25,255,057	74.95	8,440,585	25.05
Richard P. Clark	33,695,642	28,871,566	85.68	4,824,076	14.32
Peter D. Barnes	33,695,642	30,016,845	89.08	3,678,797	10.92

About MAG Silver Corp. (www.magsilver.com )
Our corporate mission is to become one of the premier companies in the silver mining industry. MAG and joint venture partner, Fresnillo plc, are jointly developing the Valdecañas and Juanicipio veins on the Juanicipio Property in Zacatecas State, where Fresnillo, as operator, expects mine production to commence in 2017.  MAG will  also  continue to conduct, upon receipt of applicable permits, advanced exploration and delineation drilling on the Upper Manto and Pegaso discoveries;  two silver, lead and zinc projects at its 100% owned Cinco de Mayo property in Chihuahua State.     MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on the NYSE MKT under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

“Dan MacInnis”
CEO & Director

For further information on behalf of MAG Silver Corp. Contact Michael Curlook, VP Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

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This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.htmlhttp://www.sec.gov/EDGAR.

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